 Exhibit 99.1

First Mining Announces Year-End 2022 Financial Results and Operating Highlights

VANCOUVER, BC, March 30, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its fourth quarter and annual financial results for the year ended December 31, 2022. The audited consolidated financial statements, management's discussion and analysis ("MD&A"), and annual information form ("AIF") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

During 2022, the Company published its draft environmental impact statement related to its Springpole Gold Project, completed a $5.3 million flow-through equity financing, successfully completed the acquisition of the Duparquet Gold Project in Quebec, divested its non-core Goldlund NSR royalty for US$7 million, and published its inaugural Sustainability and ESG Report.

"Our achievements in 2022 highlights a transformative year for First Mining as we acquired a second flagship asset and demonstrated hidden value in our asset portfolio," stated Dan Wilton, CEO of First Mining. "The publication of our draft Environmental Impact Statement for our Springpole project was a significant milestone as we continue to advance project permitting efforts along with Indigenous assessment processes for the Project". In addition, First Mining has embarked on its inaugural regional exploration program in the Birch-Uchi Greenstone Belt surrounding the Springpole gold deposit, and we expect to announce exciting results in the coming year. Our inaugural ESG report highlights our commitment to environmental and social sustainability, and we plan to issue an ESG report annually to demonstrate continued progress. First Mining continues to be well funded with a strong balance sheet and a number of non-dilutive financing tools in the portfolio to provide financial flexibility as we work towards significant milestones at both Springpole and Duparquet."

2022 Highlights:

  Published the draft Springpole Environmental Impact Statement/Environmental Assessment document in May 2022.
  Continued to support the development of an Anishinaabe Impact Assessment working with local First Nation communities with a focus on increasing the ability of community members to participate in current and future negotiations and contract and employment opportunities. First Mining is committed to supporting initiatives that promote community health and well-being, and is seeking to collaborate with communities, industry, and all levels of government on sustainable programs for the region to ensure a healthy and productive workforce for the future.
  Published First Mining's inaugural Sustainability and ESG Report in June 2022.
  Early September 2022, completed a non-brokered private placement offering of flow-through shares, raising aggregate gross proceeds of $5.3 million.
  Completed the acquisition of the Duparquet Gold Project in Quebec in September 2022 as a result of acquiring Beattie Gold Mines Ltd., 2699681 Canada Ltd. and 2588111 Manitoba Ltd. for a total transaction value of approximately $24 million.
  October 2022, completed a 3,843 line km geophysical airborne survey over portions of the Birch-Uchi mineral tenure to further support district exploration targeting in 2023 and beyond.
  December 2022, sold our 1.5% NSR royalty on the Goldlund gold property being operated by Treasury Metals Inc. for US$7 million to Sprott Resources Streaming and Royalty Corp.
  Throughout the year, continued to advance Feasibility Study work activities for the Springpole Gold Project, including metallurgical test work, process design, preliminary pit slope guidelines and mine design, optimization studies, and completed 5,843 metres of drilling at the project, for geotechnical, hydrogeological, and acid rock drainage test work and data collection purposes.
  Commenced exploration activities in the Birch-Uchi which included a summer field program consisting of soil geochemistry, mapping, and prospecting campaigns, and a targeted exploration drilling campaign on the Swain property, consisting of a 5-hole drill program totaling 1,560 m.

2023 – A Year of Catalysts

First Mining has started 2023 making significant progress on further de-risking the Springpole Gold Project and advancing the recently acquired Duparquet Gold Project. In Q1 2023, First Mining completed a winter drill program consisting of 2,779 m drilling on the three top regional exploration targets around Springpole, and assays are pending. First Mining also continues to de-risk the Springpole project by addressing the reviews of the Draft Environmental Assessment document with regulators and local and Indigenous communities, advancing the Feasibility Study work, including the feasibility metallurgical review, mine plan, tailings deposition plan, process flow sheet development, and the power and road infrastructure studies. In addition, First Mining continued its environmental baseline data collection at Springpole and has commenced environmental data collection at the Duparquet Gold Project. First Mining has also initiated a Preliminary Economic Assessment ("PEA") on the Duparquet project and expects to have that completed in H2 2023.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt and Duquesne Gold Projects in Quebec, a collection of advanced stage development assets located on the Destor-Porcupine Fault in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc., and a portfolio of 20 royalties.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company's exploration drilling program in the Birch-Uchi Greenstone Belt and timing of any news releases announcing any results from such program; (ii) the Company's plans to issue an annual ESG report; (iii) timing related to the Environmental Assessment process for the Springpole Gold Project; (iv) timing for the advancement of studies related to the Feasibility Study for Sringpole; and (v) timing for the completion of a PEA for the Duparquet Gold Project.. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 30-MAR-23